

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2021

Jae A. Evans
Chief Executive Officer
Isabella Bank Corporation
401 N. Main St.
Mt. Pleasant, MI 48858-1649

> **Re: Isabella Bank Corporation**
> **Registration Statement on Form S-4**
> **Filed July 22, 2021**
> **File No. 333-258102**

Dear Mr. Evans:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Tonya K. Aldave at (202) 551-3601 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Finance

cc: Kimberly Baber, Esq.